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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                              SAXTON INCORPORATED
                          ---------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
                       ---------------------------------
                         (Title of Class of Securities)


                                   805630100
                             ---------------------
                                 (CUSIP Number)


                                TIMOTHY J. ADAMS
                              SAXTON INCORPORATED
                            5440 WEST SAHARA AVENUE
                            LAS VEGAS, NEVADA 89102


                                WITH A COPY TO:


                               THEODORE H. LATTY
                           HUGHES HUBBARD & REED LLP
                       350 SOUTH GRAND AVENUE, SUITE 3600
                       LOS ANGELES, CALIFORNIA 90071-3442
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          (Name, Address and Telephone Number of Person Authorized to
                      Received Notices and Communication)


                                 JUNE 30, 1997
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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  CUSIP NO. 805630100           SCHEDULE 13D                 PAGE 2 OF 5 PAGES
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        1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                of Above Persons

                         James C. Saxton - ###-##-####
                        Dorothy J. Saxton - ###-##-####
            Husband and wife filing jointly pursuant to Rule 13d-1(f)

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        2)      Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)     ______________________________________________
                (b)     ______________________________________________

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        3)      SEC Use Only ____________________________________________

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        4)      Source of Funds (See Instructions) James C. Saxton and Dorothy
                J. Saxton: PF

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        5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                to items 2(d) or 2(e) __________________________________

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        6)      Citizenship or Place of Organization: James C. Saxton and
                Dorothy J. Saxton: USA

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   Number of Shares     7)  Sole Voting Power: James C. Saxton:   1,885,798
Beneficially Owned by                          Dorothy J. Saxton: 1,870,000
Each Reporting Person
        With            --------------------------------------------------------

                        8)  Shared Voting Power: James C. Saxton and Dorothy J.
                            Saxton: 3,755,798

                        --------------------------------------------------------

                        9)  Sold Dispositive Power: James C. Saxton:   1,885,798
                                                    Dorothy J. Saxton: 1,870,000

                        --------------------------------------------------------

                        10) Shared Dispositive Power: James C. Saxton and
                            Dorothy J. Saxton: 3,755,798

--------------------------------------------------------------------------------

        11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                James C. Saxton and Dorothy J. Saxton: 3,755,798

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        12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions) ____________________________________

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        13)     Percent of Class Represented by Amount in Row (11): 49.3%

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        14)     Type of Reporting Person (See Instructions): James C. Saxton
                and Dorothy J. Saxton: IN

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  CUSIP NO. 805630100           SCHEDULE 13D                 PAGE 3 OF 5 PAGES
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ITEM 1.  SECURITY AND ISSUER

        This statement relates to the purchase of Common Stock, par value $0.001 (the "Common Stock"), of Saxton Incorporated, a Nevada corporation (the "Company"), 5440 West Sahara Avenue, Third Floor, Las Vegas, Nevada 89102.

ITEM 2.  IDENTITY AND BACKGROUND

        (a) Name: James C. Saxton and Dorothy J. Saxton, husband and wife. This is a joint filing pursuant to Rule 13d-1(f).

        (b) Address: James C. Saxton and Dorothy J. Saxton: 5440 West Sahara Avenue, Third Floor, Las Vegas, Nevada 89102.

        (c)     Principal Occupation:   James C. Saxton
                                        Real Estate Development
                                        5440 West Sahara Avenue
                                        Las Vegas, Nevada 89102

                                        Dorothy J. Saxton
                                        N/A

        (d) Neither James C. Saxton nor Dorothy J. Saxton, has, during the last 10 years, been convicted in any criminal proceedings.

        (e) Neither James C. Saxton nor Dorothy J. Saxton has, during the last five years, been a party to any civil proceeding resulting in a judgment, decree or final order relating to federal or state securities laws.

        (f)     Citizenship: James C. Saxton and Dorothy J. Saxton: USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Personal funds of James C. Saxton and Dorothy J. Saxton.

ITEM 4.  PURPOSE OF TRANSACTION

        The transactions described under the caption "The Reorganization" in the Company's Registration Statement on Form S-1, File No. 333-23927, declared effective by the Securities and Exchange Commission (the "Commission") on June 24, 1997 (the "Registration Statement"), were consummated for the principal purposes of (i) transferring to the Company the ownership of all investment properties and all interests in partnerships which own properties which were then owned by James C. Saxton, his wife Dorothy J. Saxton and their three adult children (the "Contributing Stockholders"), alone or with one or more third parties and (ii) satisfying certain outstanding indebtedness between the Company and the Contributing Stockholders. In addition, in connection with the initial public offering of the Company's Common Stock pursuant to the Registration Statement, individual retirement accounts (IRA's) for the benefit of James C. Saxton and Dorothy J. Saxton purchased 25,000 and 15,000 shares of the Company's Common Stock, respectively, on the same terms as such Common Stock was offered to the public.

        Except as described in the Registration Statement, the Reporting Persons have no plans or proposals which relate to or would result in any of the following:


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  CUSIP NO. 805630100           SCHEDULE 13D                 PAGE 4 OF 5 PAGES
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        (a)     The acquisition by any person of additional securities of the issuer, or the disposition of securities, of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans of proposal to change the number or term of directors or fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control by the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorize to be quoted on an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)4 of the Act; or

        (j)     Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a)  James C. Saxton:   1,885,798 (24.8%)
             Dorothy J. Saxton: 1,870,000 (24.5%)

        (b)  Sole voting power:         James C. Saxton:   1,885,798 (24.8%)
                                        Dorothy J. Saxton: 1,870,000 (24.5%)

             Shared voting power:       James C. Saxton:   3,755,798 (49.3%)
                                        Dorothy J. Saxton: 3,755,798 (49.3%)

             Sole dispositive power:    James C. Saxton:   1,885,798 (24.8%)
                                        Dorothy J. Saxton: 1,870,000 (24.5%)

             Shared dispositive power:  James C. Saxton:   3,755,798 (49.3%)
                                        Dorothy J. Saxton: 3,755,798 (49.3%)

        (c)  Not applicable

        (d)  Not applicable

        (e)  Not applicable


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  CUSIP NO. 805630100           SCHEDULE 13D                 PAGE 5 OF 5 PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

        In connection with the Company's initial public offering of Common Stock pursuant to the Registration Statement, each of James C. Saxton and Dorothy J. Saxton agreed with the underwriters that for a period of 180 days after June 24, 1997 they would not sell or otherwise dispose of any shares of the Company's Common Stock without the prior written consent of Ladenburg Thalmann & Co. Inc. and Stifel, Nicolaus & Company Incorporated, as representatives of the several underwriters.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        1. Agreement Relating to the Filing of Joint Acquisition Statement as Required by Rule 13d-1(f).

        2.      The information described under the caption "The
                Reorganization" in the Company's Registration Statement on Form S-1, File No. 333-23927, declared effective by the Commission on June 24, 1997 is hereby incorporated herein by reference.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 7, 1997


     /s/  JAMES C. SAXTON
------------------------------
          James C. Saxton


    /s/ DOROTHY J. SAXTON
------------------------------
        Dorothy J. Saxton


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                   AGREEMENT RELATING TO THE FILING OF JOINT
               ACQUISITION STATEMENT AS REQUIRED BY RULE 13d-1(f)


        The undersigned James C. Saxton and Dorothy J. Saxton hereby acknowledge and agree that, in connection with their beneficial ownership of common stock, $.001 par value, of Saxton Incorporated, the statements constituting the information required by the Schedule 13D to which this agreement is attached as an Exhibit is filed on behalf of each of them.


Date:  July 7, 1997


                                        /s/ JAMES C. SAXTON
                                    ----------------------------
                                            James C. Saxton


                                        /s/ DOROTHY J. SAXTON
                                    ----------------------------
                                            Dorothy J. Saxton